UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

30 November 2020
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Report on Payments to Govts

CRH plc
("CRH")

30th November 2020

Publication of Report on Payments to Governments for the year ended 31st December 2019

In accordance with the EU Accounting (2013/34/EU) and Transparency (2004/109/EU) Directives, as amended and transposed into Irish Law, a Report on Payments to Governments for the year ended 31st December 2019 (the "Report") was published on the CRH website, www.crh.com, and filed with the Companies Registration Office in Ireland earlier today, 30th November 2020.   A copy of the Report is available here:

http://www.rns-pdf.londonstockexchange.com/rns/9429G_1-2020-11-30.pdf

Enquiries:

Contact
Tom Holmes
Head of Investor Relations
Tel: 003531 4041000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 30 November 2020
By:___/s/Neil Colgan___
N.Colgan
Company Secretary